Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-202305) on Form S-8 of First Northwest Bancorp of our report dated December 27, 2021, relating to the statements of net assets available for benefits of First Federal Savings and Loan Association of Port Angeles 401(k) Plan as of June 30, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended June 30, 2021, and the related supplementary information as of or for the year ended June 30, 2021, appearing in this Annual Report (Form 11-K) of First Federal Savings and Loan Association of Port Angeles 401(k) Plan.

/s/ Moss Adams LLP

Spokane, Washington

December 27, 2021